

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

May 2, 2018

Via E-mail
Timothy D. Hart
Senior Vice President
First National Bank of Omaha
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

> **Re: First National Master Note Trust**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed May 1, 2018**
> **File No. 333-140273-01**

Dear Mr. Hart:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Lori Neimeyer, First National Bank of Omaha
       Mark Ellis, Kutak Rock